To announce that the earthquake has no material impact on the Company's financial and business operation

Date of events: 2013/03/27

Contents:

1.	Fiscal year of the financial forecast: 2013

2.	Type of financial forecast: Condensed

3.	Date of board of directors resolution:2013/01/29

4.	Date of preparation, correction, or updating of the financial forecast:2013/01/11

5.	Reason for preparation of the financial forecast: Voluntary publicity

6.	Reason for the correction or update and monetary amount affected: N/A

7.	Any other matters that need to be specified: The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the company's significant accounting policy and summary of basic assumptions shall be made for further details.